UNITED STATES SECURITY AND EXCHANGE COMMISSION Washington, DC 20549

FORM 1 SA SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933 For the fiscal semi-annual period ended February 28, 2019

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10491

Delaware	46-5033791
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

11705 Willake Street Santa Fe Springs, California 90670
(Address of principal executive offices)

310.419.5914
(Registrant’s telephone number, including area code)

Dated: September 3, 2019

Item 1:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular and elsewhere in this Annual Report.

Overview

We are an American production and broadcast company committed to producing high-quality medium-budget feature films, television programs, as well as animated shorts, television series and films. Our primary source of revenue will come from licensing our content to broadcasters and distributors; however, we expect to generate substantial revenue through the sale of advertisements and sponsorships during broadcasts.

Since our incorporation on May 20, 2014, we had been engaged primarily in raising equity capital, broadening our licensing capabilities by expanding our licensing network, expanding our broadcast capabilities, building our state-of-the-art production studio, and acquiring exceptional production projects. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly production costs, marketing costs, and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company is in the process of identifying and developing shows that managements believes will be successful in the marketplace, and as of the date of this report, we have begun operations. Our operations to date include developing our infrastructure, including, but not limited to expanding our broadcast capabilities, building our state-of-the-art production studio, and licensing partnerships with producers of content. Further, we have begun development of several unique television programs, including, but not limited to the Underdogs of Comedy, Diva Glammas, The Hollywood Punch Report, and others. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence full-time operations and begin analyzing trends at that time.

Results of Operations

Revenues

We have begun operations: however, we have only generated limited revenues. We anticipate that by the fourth quarter of 2019, we will began licensing our Content, and, therefore, we anticipate that we will begin generating revenues thereafter.

Operating Expenses

For the six months ended February 28, 2019, we had operating expenses of $272,000. The largest line items of operating expenses were rent, payroll and payroll taxes, marketing expenses, and professional fees. We anticipate that our expenses will increase once we increase production of our Content in fourth quarter 2019.

Net Loss

For the six months ended February 28, 2019, we had a net loss of $334,209. The largest items contributing to our net loss were broadcast licensing, rent, payroll and payroll taxes, marketing expenses and professional fees. We anticipate that we will begin to realize a profit in mid 2020 once we expand our licensing activities.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our activities and operations solely through equity capital raised through our Regulation A offering. We have no debt.

Equity

From April 5, 2016 (date of qualification) to October 5, 2017, we raised approximately $5,497,199 from the issuance of equity in the form of common stock. This capital is used for broadcast licensing, rent, payroll and payroll taxes, marketing expenses, and professional fees, expanding our operations, and for other general corporate purposes. However, in light of the U.S. Securities and Exchange Commission suspension order (referenced below), the company may not raise additional capital under Regulation A until such time the temporary suspension order is lifted, which is expected to be no later than October 10, 2018 (as detailed further below under Item 2: Other Information).

Credit and Debt

As of the filing of this report, the Company has no debt.

Operating Activities

At this time, the majority of our activities has been developing our content and developing our studio. We have begun minimal production on our content, and, focusing mostly on licensing existing content, and, therefore, have not realized any significant revenue.

Trends and Key Factors Affecting Our Performance

The core elements of our growth strategy include acquiring exceptional production projects, our licensing capabilities by expanding our licensing network. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly production costs, marketing cost34v b,s, payroll, rent and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

All our operations to date have been developing our infrastructure, including, but not limited to developing our production studio, production of content, and licensing. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence operations, and begin analyzing trends at that time.

Item 2:	Other Information

U.S. Securities and Exchange Commission (SEC) Temporary Suspension Order

The United States Securities and Exchange Commission issued an Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder due to the filing of misrepresented and unaudited financial statements contained in our Offering Circular on Form 1-A pursuant to Regulation A, resulting in a nine-month suspension of our Regulation A exemption commencing on January 10, 2018 and ending on October 10, 2018. As part of this suspension, the Company was required to keep a summary of the Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder on the front page of its website, www.punchtvstudios.com, for 18 months, commencing on January 10, 2018 and ending on June 10, 2019.   On October 10, 2018 the Company’s suspension was lifted and therefore for the company regained its ability to refile under Regulation A or to refile its current offering and begin to resale its stock provided that a qualification was issued by the Securities and Exchange Commission.

On June 15, 2018, Punch TV Studios, Inc. (the “Company/” Seller”) announced that it had entered into an Asset Purchase Agreement (the “Purchase Agreement”) with PunchFlix, Inc. a private company (the “Buyer”) to sell certain assets to the buyer. The Seller’s assets consist of broadcast equipment, camera equipment, production and editing equipment and other items related to live streaming and broadcasting.

However, after careful consideration the companies opted to cancel the Asset Purchase Agreement.

Punch TV Studios and PunchFlix were parties to an asset purchase agreement dated June 15th, 2018 whereby said agreement summarily calls for the purchase of certain assets from Punch TV Studios. Punch TV Studios and PunchFlix deems it to be in the best interests of both parties to terminate said asset purchase agreement. Punch TV Studios herewith terminate said asset purchase agreement immediately and all shares used in the transaction shall be returned to PunchFlix, and all stock issued to any shareholder shall be returned to the corporate treasury.

Legal Proceedings

We are currently involved in litigation that we believe could have a materially adverse effect on our business or financial condition. Stated below, there are actions, suits, and or proceedings. To the knowledge of our executive officers these threats against or affecting us, our common stock, or our executive officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

1) On or about April of 2017, the United States Securities and Exchange Commission (the “SEC”) commenced an investigation into our offering, with the specific focus on the qualification of Daniel Leonard (“Leonard”), the auditor of the financials contained in our original Form 1-A Offering Circular. After our offering was qualified by the SEC, but prior to the commencement of the investigation, the Company had determined that Leonard was not a qualified certified public accountant (“CPA”) under any US jurisdiction, as required by Regulation A. The Company began activities to retain a second CPA to complete the audit of our financials; however, had not completed the audit when the investigation began.

Subsequently the Securities Exchange Commission launched a formal investigation against Punch TV Studios.  On April 5, 2016, the Securities and Exchange Commission (“SEC”) qualified the Punch TV Studios Regulation A equity offering. Regulation A is a revision under the JOBS Act that allows a smaller company to raise up to $50 million through an equity offering to the general public with far less regulation than a traditional IPO. On Wednesday, October 4, 2017, Punch closed its offering. Since that time, Punch TV Studios has been actively expanding its business activities toward the goal of increasing the overall net worth of the company and, ultimately the value of its stock.

The United States Securities and Exchange Commission issued its Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1922 and Regulation A thereunder due to the filing of misrepresented and unaudited financial statements contained in our Offering Circular on Form 1-A pursuant to Regulation A, resulting in a nine-month post-closure suspension of our Regulation A exemption commencing on January 10, 2018.

On April 6, 2017, our auditor, Ira S. Viener, CPA completed the audit of our financials, and the Company filed its post-qualification amendment of the Form 1-A Offering Circular. The investigation was resolved on or about September 19, 2017, and the parties formally settled the matter in writing in November 2017.

The United States Securities and Exchange Commission issued an Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder due to the filing of misrepresented and unaudited financial statements contained in our Offering Circular on Form 1-A pursuant to Regulation A, resulting in a nine-month suspension of our Regulation A exemption commencing on January 10, 2018 and ending on October 10, 2018. As part of this suspension, the Company was required to keep a summary of the Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder on the front page of its website, www.punchtvstudios.com, for 18 months, commencing on January 10, 2018 and ending on June 10, 2019.

2) Sino Television, from time to time services rendered by third parties need amended.  During negotiations, we conducted an analysis on our Sino Television agreement for the Los Angeles television station to ensure the appropriate rates competitive in our market based on services agreed upon.  We learned several services were not rendered based upon the agreement, and Sino Television did not want to adjust the financial impact nor provide the agreed upon services.  Unnecessary costs lead to a lawsuit with Sino Television and this situation has caused great uncertainty and disruption for our Los Angeles television station.  At this time, we have entered a legal dispute with Sino Television and we are hoping to work toward finding a middle ground for settling this dispute.

3) A former employee of Punch TV Studios that was terminated during her probationary period, due to her inability to do the job each was hired to do and her poor performance.  However, this former employee had a different belief which lead to a lawsuit filed by her claiming the she was terminated because she was pregnant. The company was aware of her pregnancy when she was hired and denies all of these allegations.

Item 3:	Financial Statements

PUNCH TV STUDIOS, INC.
Consolidated Balance Sheet
Six Months Period Ended February 28, 2019

February 28, 2019
Assets
Current Assets
Cash	$ 3,706
Accounts Receivable	62,835

Total Current Assets	$ 66,541

Investments
Urban Television Network	$ 806,743

Fixed Assets
Depreciable Assets, Net of Accumulated Depreciation	$ 468,673

TOTAL ASSETS	$ 1,341,958

Liabilities & Shareholders' Equity

Current Liabilities
Accounts Payable	$ 16,504
Accrued Expenses	2,500
Accrued Payroll - Salaries	1,452
Credit Cards	(969)
Due To / From CEO	(35,976)
Due To / From Punch Flix	1,412
(15,077)

Long Term Liabilities
KJLM Southern California	$ 750,000
Loan Payable - Santander	15,947
765,946.76

Total Liabilities	$ 750,869

Shareholders' Equity
Common Stock 1,000,000,000 Shares Authorized
124,000,000 Shares Issued and Authorized	923,781
F-2

Credit to Unrealized URBT Gains	415,706

Investors	5,693,523
$ 7,033,010

Retained Earnings	$ (6,441,922)

Total Shareholders' Equity	$ 591,088

Total Liability & Shareholders' Equity	$ 1,341,958

                                                                                                          F-3

PUNCH TV STUDIOS, INC.
Statement of Operations and Retained Earnings
Six Months Period Ended February 28, 2019

February 28, 2019

Sales and Marketing Income	$ 1,146

Cost of Goods Sold	$ 64,399

Gross Profit	$ (63,252)

Sellng, General & Administrative Expenses	272,000

Profit (Loss) from Operations	$ (335,252)

Other Income & Expenses (Net)	1,043

Net Profit (Loss)	$ (334,209)

Net Adjustments to Retained Earnings

Retained Earnings, Beginning of Year	(6,107,713)

Retained Earnings, End of Year	$ (6,441,922)

F-4

PUNCH TV STUDIOS, INC.
Statement of Cash Flows
For Six Months Ended February 28, 2019

February 28, 2019

Net Income	$ (334,209)
Adjustments to reconcile Net Income
to net cash provided by operations:
Accounts Receivable	78,823
Loan - Urban Television Network	6,463
Capital One #4003	(1,321)
Capital One #4549	352
Due To / From CEO	(18,159)
Due To / From Punch Flix	1,412
Net cash provided by Operating Activities	$ (266,640)

INVESTING ACTIVITIES
Air Conditioning: Accumulated Depreciation	422
Audio Equipment: Accumulated Depreciation	4,339
Autos, RV's & Trucks	6,500
Autos, RV's & Trucks: Accumulated Depreciation	8,234
Broadcasting Equipment: Accumulated Depreciation	40,000
Cameras: Accumulated Depreciation	17,587
Computers & Software: Accumulated Depreciation	6,095
Fork Lift: Accumulated Depreciation	485
Furniture and Fixtures: Accumulated Depreciation	3,850
Leasehold Improvements: Building Materials: Accumulated Depreciation	183
Leasehold Improvements: Electrical Work: Accumulated Depreciation	9
Office Equipment: Accumulated Depreciation	60
Production Equipment: Accumulated Depreciation	6,774

Net cash provided by Investing Activities	$ 94,537

FINANCING ACTIVITIES
Investors	159,968
Investors: Investors Refunds	(269)
Net cash provided by Financing Activities	$ 159,700

Net cash increase for period	(12,403)
Cash at beginning of period	16,110

Cash at end of period	$ 3,706

                                                                           F-5

PUNCH TV STUDIOS, INC.

Notes to Financial Statements

February 28, 2019

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY:

Principle Business Activity

Punch TV Studios, Inc. (“PUNCH” or the “Company”) was organized on May 20, 2014 under the laws of the State of Delaware. PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content.  The Company’s year-end is August 31.

Equipment

Equipment is recorded at cost or contributed value. The value of the equipment contributed was assessed by an independent third-party at liquidation value. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for equipment is computed using the straight-line method over the estimated useful life of the assets as follows – generally 5-7 years.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.”  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues.  The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments (“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company's financial position and results of operations was not significant.

F-6

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, Basic and Diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10), include cash, accounts payable and convertible note payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at February 28, 2019.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At February 28, 2019, the Company had 74,450,000 shares of the 124,450,000 shares issued promised to employees and non-employees.

                                                                                                         F-7

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions.  At times, such investments may be in excess of the FDIC insurance limit.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 2 PROPERTY, PLANT AND EQUIPMENT

Equipment, their estimated useful lives, and related accumulated depreciation at February 28, 2019 are summarized as follows:

Range of	Value at
	Lives in	February 28,
	Years	2019

5	$ 39,215
Audio Equipment	5	48,237
Autos, RV's & Trucks	5	170,178
Broadcasting Equipment	5	1,057,116
Cameras	5	193,231
Computers & Software	5	79,015
Fork Lift	5	4,849
Furniture and Fixtures	5	49,061
Leasehold Improvements	5	14,965
Office Equipment	5	2,395
Production Equipment	5	90,325
Total Fixed Assets		$1,748,587

Less: Accumulated Depreciation		(1,279,913)
Net Fixed Asset		$ 468,673

                                                                                                          F-8

NOTE 3 CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $.00001 per share. Each common stock share has one voting right and the right to dividends, if, and when declared by the Board of Directors.

Common Stock

At February 28, 2019, there were 124,000,000 (one hundred twenty-four million shares of common stock issued and outstanding.

During the period from May 20, 2014 through February 28, 2019, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

During the period from May 20, 2014 through February 28, 2019, the Company agreed to issue 4,100,000 shares of restricted common stock to individuals through private placements for cash of $88,600.

NOTE 4 RELATED PARTY TRANSACTIONS

During the period from May 20, 2014 through February 28, 2019, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

NOTE 5 INCOME TAXES

At February 28, 2019, the Company had approximately $334,209 of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and expire through 2033. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

There were no deferred tax assets and liabilities included in the financial statements at February 28, 2019.

NOTE 6 COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2019, the date of the financial statements were available to be used. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustments or disclosure.

Item 4:	Exhibits

All Item 4 Exhibits to this Annual Report are incorporated herein by reference in EDGAR to the Part III Item 17 Exhibit List of our Annual Report filed on March 29, 2019.

 https://www.sec.gov/Archives/edgar/data/1651699/000080617119000011/0000806171-19-000011-index.htm

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semi-annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Inglewood, California on September 3, 2019.

PUNCH TV STUDIOS, INC.
By:	/s/ Joseph Collins
Name: Title:	Joseph Collins Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Collins	Chief Executive Officer	September 3, 2019
Joseph Collins	(Principal Executive Officer)